(WRL Letterhead)

September 2, 2008

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	WRL Series Life Account – Post-Effective Amendment No. 8
WRL Freedom Elite Builder II
Withdrawal of Amendment Pursuant to Rule 477
File Nos. 333-110315/811-4420
Accession No.: 0001193125-08-184324

Dear Commissioners:

On behalf of the WRL Series Life Account of Western Reserve Life Assurance Co. of Ohio (the “Company”), I hereby request that the above-referenced post-effective amendment filing (“Amendment”) under the Securities Act of 1933 (“Act”) be withdrawn pursuant to Rule 477 under that Act.

The filing was made via EDGAR on August 26, 2008. No securities have been sold in connection with this Amendment. The Company is requesting that the Amendment be withdrawn as it has decided to delay the date for offering these securities.

Please contact the undersigned with any questions you may have concerning the application.

Very truly yours,

/s/ Arthur D. Woods

Arthur D. Woods

Vice President & Senior Counsel

cc:	Craig Ruckman
Mary Jane Wilson-Bilik